

July 30, 2021

Andrew Fox
Chief Executive Officer
Charge Enterprises, Inc.
125 Park Avenue, 25th Floor
New York, NY 10017

> **Re: Charge Enterprises, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed July 20, 2021**
> **File No. 333-253073**

Dear Mr. Fox:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 25, 2021 letter.

Amendment No. 3 to Registration Statement on Form S-1 Filed July 20, 2021

Charge Enterprises, Inc. and Subsidiaries
Unaudited Financial Statements for the Three Months Ended March 31, 2021 and 2020
Unaudited Consolidated Statements of Cash Flows, page F-7

1.   It appears that you had realized gains from the sale of marketable securities of approximately $3.2 million for the three months ended March 31, 2021. You also appear to have purchased marketable securities in that period. Please tell us why the amounts related to the sale and purchase of marketable securities are not reflected in cash flows from investing activities. Refer to ASC 230-10-45-11.

Notes to Unaudited Financial Statements
Note 5. Marketable securities and other investments, page F-14

2. We note your response to comment 4. For the correction of an error in the accounting for investments in marketable securities, please provide the disclosures required by ASC 250-10-50-7. In addition, revise your disclosure to provide the amount of the unrealized gains (losses) and realized gains recognized in the statements of operations for the period, and the fair value measurement methodology and levels used to value these investments. Refer to ASC 321-10-50 and ASC 820-10-50. Note that this comment also applies to your audited financial statements for the year ended December 31, 2020.

General

3. We note that in response to comment 9 you filed amended and restated bylaws as exhibit 3.8, which state that "[t]his exclusive forum provision would not apply to suits brought to enforce any liability or duty created by the Securities Act of 1933, as amended, or the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction." However, your disclosure on pages 26 and 72 provides that the federal district courts of the United States of America are the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Please revise to reconcile this inconsistency.

  You may contact Robert Shapiro at (202) 551-3273 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Stephen Cohen, Esq.